

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2025

Janet Huffman
Chief Financial Officer
Oragenics, Inc.
1990 Main Street Suite 750
Sarasota, Florida 34326

>   **Re: Oragenics, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2024**
>   **Filed March 14, 2025**
>   **File No. 001-32188**

Dear Janet Huffman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences